UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)
ASPEN TECHNOLOGY, INC.
(Name of Subject Company (Issuer))
EMERSUB CXV, INC.
a wholly owned subsidiary of
EMERSON ELECTRIC CO.
(Names of Filing Persons (Offeror))
EMR HOLDINGS, INC.
EMR WORLDWIDE INC.
(Names of Filing Persons (Other Persons))
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
29109X106
(Cusip Number of Class of Securities)
Michael Tang
Senior Vice President, Secretary & Chief Legal Officer
Emerson Electric Co.
8027 Forsyth Boulevard
St. Louis, MO 63105
314-553-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Phillip R. Mills
Cheryl Chan
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212-450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed by Emersub CXV, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), Emerson Electric Co., a Missouri corporation (“Parent”), EMR Holdings, Inc., a Delaware corporation and EMR Worldwide Inc., a Delaware corporation (“EMR Worldwide”), on February 10, 2025 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Aspen Technology, Inc., a Delaware corporation (“AspenTech”), at a price per Share of $265.00, net to the seller in cash, without interest (the “Offer Price”), and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated February 10, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), copies of which are incorporated by reference to Exhibits (a)(1)(i) and (a)(1)(ii) of the Schedule TO respectively.
Except as otherwise set forth in this Amendment, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to all of the items of the Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in the Schedule TO, and is supplemented by the information specifically provided herein. Capitalized terms used but not defined herein have the applicable meanings ascribed to them in the Schedule TO or the Offer to Purchase.
Item 1 through 9, Item 11 and Item 13.
Items 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items incorporated by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:
The following paragraphs are added thereto:
“On March 10, 2025, Parent announced an extension of the Expiration Date until 5:00 p.m., Eastern Time, on March 11, 2025. The Offer was previously scheduled to expire at 11:59 p.m., Eastern Time, on March 10, 2025.
The Depository has advised Parent and Purchaser that, as of 5:00 p.m., Eastern Time, on March 7, 2025, approximately 6,715,211 Shares have been validly tendered and not properly withdrawn pursuant to the Offer.
The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(viii) and is incorporated herein by reference.
On March 7, 2025, Parent, Purchaser and AspenTech entered into a letter agreement, pursuant to which the parties agreed that the initial expiration date shall be extended to 5:00 p.m., Eastern Time, on March 11, 2025 and that the Expiration Date will be deemed to refer to such time and date.
The letter agreement is attached hereto as Exhibit (a)(5)(ix) and is incorporated herein by reference.”
Items 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items incorporated by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:
All descriptions and references in respect of the Expiration Date in the Offer to Purchase, the Letter of Transmittal, Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(iii)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(iv)) and Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(v)) are hereby amended to reflect an extension of the Expiration Date from “11:59 p.m., Eastern Time, on March 10, 2025” to “5:00 p.m., Eastern Time, on March 11, 2025.”
Items 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items incorporated by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:
The information set forth in the section entitled “24. Certain Legal Matters; Regulatory Approvals—Legal Proceedings Relating to the Tender Offer” beginning on page 70 of the Offer to Purchase is amended and supplemented by replacing the penultimate sentence thereto as follows (deletions are struck through and additions are underlined):
“As of the date of this Offer to Purchase, AspenTech has received demand letters from several purported stockholders relating to books and records requests pursuant to Section 220 of the DGCL, demand letters

from several purported stockholders related to alleged disclosure deficiencies in the Schedule 14D-9 and  ~~a~~   several demands for appraisal pursuant to Section 262 of the DGCL.”
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.
(a)(5)(viii)	Emerson Press Release, dated March 10, 2025.
(a)(5)(ix)	Letter Agreement, dated March 7, 2025, among Emerson, Purchaser and AspenTech (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Emerson on March 10, 2025).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 10, 2025

EMERSON ELECTRIC CO.

By:	/s/ John A. Sperino
	Name:	John A. Sperino
	Title:	Vice President and Assistant Secretary

EMR HOLDINGS, INC.

By:	/s/ John A. Sperino
	Name:	John A. Sperino
	Title:	Vice President and Secretary

EMR WORLDWIDE INC.

By:	/s/ John A. Sperino
	Name:	John A. Sperino
	Title:	President and Secretary

EMERSUB CXV, INC.

By:	/s/ John A. Sperino
	Name:	John A. Sperino
	Title:	Vice President and Secretary

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